02 MAY 23 AM 10: 1

02034301

May 9, 2002

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Jugos del Valle (the "Issuer"); File Number 82-4258

To Whom it May Concern:

On behalf of the Issuer, we enclose we enclose the attached documents for filing for Jugos del Valle.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Sincerely yours,

MRS

Mark R. Saunders

Encl.

dlw 5/24

JUGOS DEL VALLE, S.A. DE C.V. INSURGENTES No. 30,Bo.TEXCACOA, TEPOTZOTLAN, EDO. DE MEXICO

FAX

Fecha: 6/05/02

Número de páginas incluyendo la cubierta del fax: 12

PARA: GLOBAL MARKETS CAPITAL CORPORATION
MARK R. SAUNDERS

Teléfono:

Número de fax 001 212 808 97 01

CC:

DE : C.P. MARIO MERCADO VARGAS

Teléfono: 2581-6564

Número de fax: 2581-6563

COMETARIO: ☒ Urgente ☐ Para su revisión ☐ Responder urgente ☐ Por favor comentar

02 MAY 23 AM 10: 1-

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE Quarter: 4 Year: 2001

JUGOS DEL VALLE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF Amount	%
1	TOTAL ASSETS	3,149,234	100	4,313,066	100
2	CURRENT ASSETS	1,414,631	45	2,523,309	59
3	CASH AND SHORT-TERM INVESTMENTS	349,403	11	37,742	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	479,023	15	415,365	10
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	198,322	6	1,710,993	40
6	INVENTORIES	365,436	12	349,596	8
7	OTHER CURRENT ASSETS	22,447	1	9,613	0
8	LONG-TERM	0	0	0	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	1,491,433	47	1,494,396	35
13	PROPERTY	103,441	3	108,148	3
14	MACHINERY AND INDUSTRIAL	1,463,333	46	1,456,327	34
15	OTHER EQUIPMENT	496,077	16	469,352	11
16	ACCUMULATED DEPRECIATION	639,738	20	605,273	14
17	CONSTRUCTION IN PROGRESS	68,320	2	65,841	2
18	DEFERRED ASSETS (NET)	235,989	7	287,724	7
19	OTHER ASSETS	7,181	0	7,637	0
20	TOTAL LIABILITIES	1,656,265	100	2,820,194	
21	CURRENT LIABILITIES	916,695	55	2,139,779	76
22	SUPPLIERS	452,388	27	554,885	20
23	BANK LOANS	348,155	21	526,695	19
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	36,299	2	31,144	1
26	OTHER CURRENT LIABILITIES	79,853	5	1,027,055	36
27	LONG-TERM LIABILITIES	456,811	28	361,905	13
28	BANK LOANS	421,301	25	349,622	12
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	35,510	2	12,283	0
31	DEFERRED LOANS	282,759	17	318,510	11
32	OTHER LIABILITIES	0	0	0	0
33	CONSOLIDATED STOCK HOLDERS' EQUITY	1,492,969	100	1,492,871	
34	MINORITY INTEREST	6,138		6,691	
35	MAJORITY INTEREST	1,486,831	100	1,486,180	100
36	CONTRIBUTED	602,007	40	601,834	40
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,714	4	57,545	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	292,968	20	292,964	20
39	PREMIUM ON SALES OF SHARES	251,325	17	251,325	17
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	884,824	59	884,346	59
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,076,065	72	680,519	46
43	REPURCHASE FUND OF SHARES	78,619	5	77,719	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(301,792)	(20)	(269,438)	(18)
45	NET INCOME FOR THE YEAR	31,932	2	395,546	26

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR: 2001

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	349,403	100	37,742	100
46	CASH	290,930	83	17,793	47
47	SHORT-TERM INVESTMENTS	58,473	17	19,949	53
18	**DEFERRED ASSETS (NET)**	235,989	100	287,724	
48	AMORTIZED OR REDEEMED EXPENSES	143,087	61	191,739	67
49	GOODWILL	92,472	39	95,515	33
50	DEFERRED TAXES	430	0	470	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	916,695	100	2,139,779	
52	FOREING CURRENCY LIABILITIES	380,523	42	455,061	21
53	MEXICAN PESOS LIABILITIES	536,172	58	1,684,718	79
24	**STOCK MARKET LOANS**	0	100	0	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	79,853	100	1,027,055	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	79,853	100	1,027,055	100
27	**LONG-TERM LIABILITIES**	456,811	100	361,905	
59	FOREING CURRENCY LIABILITIES	434,955	95	319,246	88
60	MEXICAN PESOS LIABILITIES	21,856	5	42,659	12
29	**STOCK MARKET LOANS**	0	100	0	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	35,510	100	12,283	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	35,510	100	12,283	100
31	**DEFERRED LOANS**	282,759	100	318,510	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	274,162	97	312,304	98
67	OTHERS	8,597	3	6,206	2
32	**OTHER LIABILITIES**	0	100	0	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	(301,792)	100	(269,438)	100
70	ACCUMULATED INCOME DUE TO MONETARY	(35,496)	(12)	(79,901)	(30)
71	INCOME FROM NON-MONETARY POSITION	(266,296)	(88)	(189,537)	(70)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR: 2001
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION *Final Printing*

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	497,936	383,530
73	PENSIONS FUND AND SENIORITY	1,646	1,694
74	EXECUTIVES (*)	30	24
75	EMPLOYERS (*)	1,815	1,941
76	WORKERS (*)	2,221	2,223
77	CIRCULATION SHARES (*)	58,322,508	58,151,709
78	REPURCHASED SHARES (*)	513,201	684,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR2001

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	NET SALES	3,516,815	100	3,087,702	100
2	COST OF SALES	1,845,196	52	1,715,358	56
3	GROSS INCOME	1,671,619	48	1,372,344	44
4	OPERATING	1,480,802	42	1,362,289	44
5	OPERATING	190,817	5	10,055	0
6	TOTAL FINANCING	29,091	1	96,965	3
7	INCOME AFTER FINANCING COST	161,726	5	(86,910)	(3)
8	OTHER FINANCIAL OPERATIONS	126,388	4	101,500	3
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	35,338	1	(188,410)	(6)
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	34,140	1	(1,386)	0
11	NET INCOME AFTER TAXES AND WORKERS' SHARING	1,198	0	(187,024)	(6)
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	7,200	0
13	CONSOLIDATED NET INCOME OF	1,198	0	(179,824)	(6)
14	INCOME OF DISCONTINUOUS OPERATIONS	9,899	0	55,087	2
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(8,701)	0	(234,911)	(8)
16	EXTRAORDINARY ITEMS NET EXPENSES	(37,662)	(1)	(619,808)	(20)
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	28,961	1	384,897	12
19	NET INCOME OF MINORITY INTEREST	(2,971)		(10,649)	0
20	NET INCOME OF MAJORITY INTEREST	31,932	1	395,546	13

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 2001

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	NET SALES	3,516,815	100	3,087,702	100
21	DOMESTIC	2,951,305	84	2,620,054	85
22	FOREIGN	565,510	16	467,648	15
23	TRANSLATED INTO DOLLARS (***)	58,835	2	46,656	2
6	TOTAL FINANCING COST	29,091	100	96,966	100
24	INTEREST PAID	99,536	342	156,471	161
25	EXCHANGE LOSSES	9,021	31	31,686	33
26	INTEREST EARNED	43,970	151	11,291	12
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(35,496)	(122)	(79,901)	(82)
8	OTHER FINANCIAL OPERATIONS	126,388	100	101,500	100
29	OTHER NET EXPENSES (INCOME) NET	126,388	100	101,500	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	34,140		100 (1,388)	100
32	INCOME TAX	2,351	7	15,040	1,085
33	DEFERED INCOME TAX	28,117	82	(17,720)	(1,278)
34	WORKERS' PROFIT SHARING	3,672	11	1,294	93
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 2001

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	4,763,745	4,191,275
37	NET INCOME OF THE YEAR	(148,378)	50,852
38	NET SALES (**)	3,516,815	3,087,702
39	OPERATION INCOME (**)	190,817	10,055
40	NET INCOME OF MAYORITY INTEREST(**)	31,932	395,546
41	NET CONSOLIDATED INCOME (**)	28,961	384,897

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:VALLE QUARTER: 4 YEAR:2001

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET	28,961	384,897
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	72,869	(465,329)
3	CASH FLOW FROM NET INCOME OF THE YEAR	101,830	(80,432)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	438,385	179,218
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	540,215	98,786
6	CASH FLOW FROM EXTERNAL FINANCING	(103,875)	(9,248)
7	CASH FLOW FROM INTERNAL FINANCING	1,073	2,458
8	CASH FLOW GENERATED (USED) BY FINANCING	(102,802)	(6,790)
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(125,762)	(94,359)
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	311,661	(2,363)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	37,742	40,105
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	349,403	37,742

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR: 2001
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	72,869	(485,329)
13	DEPRECIATION AND AMORTIZATION FOR THE	139,207	156,884
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	11,866
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(66,338)	(634,079)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	438,385	179,218
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(63,659)	(78,961)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(13,450)	43,448
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	688,586	(893,527)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(82,252)	202,909
22	+ (-) INCREASE (DECREASE) IN OTHER	(90,840)	905,349
6	CASH FLOW FROM EXTERNAL FINANCING	(103,875)	(9,248)
23	+ SHORT-TERM BANK AND STOCK MARKET	(178,541)	(140,050)
24	+ LONG-TERM BANK AND STOCK MARKET	71,681	132,394
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	2,985	(1,592)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	CASH FLOW FROM INTERNAL FINANCING	1,073	2,458
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	1,073	2,458
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(125,752)	(94,359)
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(139,736)	(135,689)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	11,967	65,223
39	+ (-) OTHER ITEMS	2,017	(23,893)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

VALLE
JUGOS DEL VALLE, S.A. DE C.V. **QUARTER: 4 YEAR: 2001**

GENERAL DIRECTOR'S REPORT (1)
(General Director's view and analysis of the Financial Situation and Results of the Company's Operation)
ANNEX 1

PAGE 1
CONSOLIDATED
Final Printing

JUDGED INFORMATION

The consolidated accumulated sales volume of Jugos del Valle at the closing of 2001 continues showing significant growth. The volume of 96.4 million unit boxes represented a growth of 24.3% in respect to 2000.

Sales in the domestic market were 80.1 million unit boxes, representing an increase of 20.6% on invoiced volume in respect to the same quarter of the previous year, highlighting the growth of juices and nectars segments, and the carbonated drinks division which was of 25.4% and 28.5% respectively.

Regarding exports, the growth in sales was of 46.7% in respect to the previous year, it is important to highlight the growth of 91.5% of the Brazilian sales, and the exports to Venezuela of 111.5%.

The Consolidated Net Income of the Company accumulated during the fiscal year 2001 in the amount of $3 516.8 million represents an increase of 13.9% in respect to the income of the previous year.

Domestic net income increased 12.6% in respect to last year, highlighting the growth of 25.7% of juices and nectars and 29.2% of the carbonated drinks division.

Net income in the international market grew 20.9%, highlighting the growth of 53.3% of sales in Brazil in respect to the income of 2000. In terms of dollars, the growth of this area was 26.2%. The income in Brazilian Reales increased 94.9% over the same period of the previous year.

The participation of new products in the total income obtained during the year was of 15.1%, while the incomes of the international area represented 16.0% of the Company's total income.

The consolidated gross profit generated by Grupo Valle during the year in the amount of $ 1,671.6 million represents an increase of 21.8%, and the percentage of net sales represents 47.5% of gross margin, showing an increase of 3.1 percentage points, derived from the implemented savings programs such as, the closing of the San Luis Potosi and Puerto Rico plants and the synergies achieved by the Corporate negotiations of the Company's main expenses.

Operating expenses of the fiscal year expressed as the percentage of net sales represented 42.1%, showing a decrease of 2.0 percentage points as a result of the plans implemented for reducing structural and fixed expenses. In real terms, the operating expenses show a growth of 8.7% in respect to 2000, derived from major variable expenses of sales and distribution associated with the growth of invoiced volume of 24.3%, as well as an increase of the investment for publicity and promotion expenses.

In relation to the previous quarter, the operating expenses grew $46.5 million (13.0%), these were totally derived from the major investments in publicity and promotion of our brands, half of this growth corresponds to the Brazil operation.

The Company's accumulated operating results for the period January-December shows a very important change in respect to the previous year, achieving an operating profit of $190.8 million versus $10.1 million for the year 2000, this represents 5.4% in relation to net income, which shows an increase of 5.1 percentage points.

The consolidated UAFIR generated by Grupo Valle during the quarter, in the amount of $330.0 million, shows an increase of $163.1 million (97.7%) to that of the same quarter of the previous year and represents 9.4% over net sales, this shows an increase of 4 percentage points to that obtained in 2000.

The total financing cost of $ 29.1 million represented 0.8% on net sales versus 3.1% of the previous year, representing a reduction of $67.9 million in real terms, due mainly to the decrease interest expenses derived from the payment of bank liabilities and interest rates, as well as to the stock exchange investments.

GENERAL DIRECTOR'S REPORT (1)
(General Director's view and analysis of the Financial Situation and Results of the Company's Operation)
ANNEX 1

JUDGED INFORMATION

During the January-December 2001 period, the Company has incurred in a series of non recurring extraordinary expenses derived from its restructuring processes (integration of new businesses, the beneficial use of operating synergies, restructuring of the bank loans, etc.), shown in the items of other expenses (other financial operations) that affect the quarter's net results. These actions gave continuity to the corporate restructuring process and the elimination of non profitable operations, thus initiating 2002 with a reduced structure in operating expenses.

The income tax provisions include an effect of $28.1 million of deferred taxes as a result of the application of Bulletin D-4.

The net result for Discontinued Operations is in the amount of $9.9 million for Provisions for Indemnity payments, due to the closing and transfer of the production of Florida7 to our plant in Tepotzotlán, Estado de Mexico, and the cost of closing the Puerto Rico plant.

Derived from the aforementioned factors, the net results before Extraordinary Items generated a loss of $8.7 million, representing 0.2% over net sales, showing an increase in $226.2 million in real terms versus the loss of the previous year.

A favorable Extraordinary Item in the amount of $37.7 million was originated mainly by the benefit of fiscal deductions during the year, of expenses associated with the return of taxes by the authorities..

Due to the aforementioned facts, Grupo Valle has a favorable Majority Net Result of $31.9 million, representing 0.9% over net sales.

In reference to the Company's financial situation, there are favorable financial indicators versus the closing of 2000. The Company has an accounts receivable policy of 42 days, the rotation of inventory was increased from 4.91 to 5.05, and net sales to fixed assets increased from 2.07 to 2.36 times.

The payment of interests (Ebitda to net interest) in the last twelve months increased from 1.15 to 6 times, and the percentage represented by paid interest in relation to the total cost of liabilities, decreased from 17.86% to 12.94%.

Liquidity increased from 1.18 to 1.54 times, and the Group's bank loans were restructured when these short term liabilities changed from 60% to 45%.

In reference to the fourth quarter, the Group's net income in the amount of $882.7 million showed an increase of 21.3% in respect to the same quarter of the previous year; this percentage was higher than the year's average, of this average, 16.1% corresponds to the growth of the domestic market and 47.3% to the international market, highlighting the growth of 41.2% in the domestic juices and nectars segment and an increase of 89.2% in the Brazilian operations.

The gross profit of 46.4% achieved in the fourth quarter represents an increase of 4.4 percentage points in reference to the same period of the previous year, and shows a growth of 33.9% in real terms.

During this fourth quarter, the Company decided to aggressively support the development of its brands in the domestic market as well as Brazil, increasing its investment of publicity and promotion expenses in the amount of $43.2 million (102%), this amount surpasses the usual expenses. This investment was reflected as a growth operating expenses versus the same quarter of 2000, thus affecting the operating profits.

During this quarter, without considering the effect of extraordinary expenses, the operating result was of $48.1 million and the UAFIR increased to $82.1 million, representing 5.5% and 9.0% over net income respectively.

In conclusion, Grupo Valle has considerably improved the gross margins of its products and continues its reduction and control of fixed expense programs, implementing the operating synergies derived from its recent acquisitions, initiating during this year the consolidation of its new domestic businesses and their positive contribution, which will permit to continue showing sustained growth in the Company's operating profits.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

VALLE
JUGOS DEL VALLE, S.A. DE C.V. **QUARTER: 4 YEAR: 2001**

GENERAL DIRECTOR'S REPORT (1)
(General Director's view and analysis of the Financial Situation and Results of the Company's Operation)
ANNEX 1

JUDGED INFORMATION

On the other hand, the international operation has also improved its participation in the generation of the Group's operating profits, notwithstanding the general decrease of its profitability margins in the international market, due to the depreciation of the exchange rate. It is important to highlight Brazil's participation because it practically duplicated its invoiced volume in respect to the previous year, generating a healthy business atmosphere, and thus initiating its positive contribution to the Company's operating results.

This new business platform achieved from the consolidation of its recent acquisitions which were initiated this year, will undoubtedly contribute to the Company's profitability and value.

Lic. Roberto Albarrán Campillo
General Director